SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of April, 2010

Commission File Number 1-14668

COMPANHIA PARANAENSE DE ENERGIA
(Exact name of registrant as specified in its charter)

Energy Company of Paraná
(Translation of Registrant's name into English)

Rua Coronel Dulcídio, 800
80420-170 Curitiba, Paraná
Federative Republic of Brazil
(5541) 3222-2027
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

MANUAL FOR PARTICIPATION IN THE
ANNUAL GENERAL MEETING

55th Annual General Meeting
128th Extraordinary General Meeting
April 27, 2010

TABLE OF CONTENTS

1. Message from the Chairman of the Board of Directors	3
2. Guidance For Participation In the Annual General Meeting	4
2.1. Attending Shareholder	4
2.2. Shareholder Represented by Proxy	4
2.3. Holders of ADRs	4
3. Call Notice	5
4. Information on the matters to be examined and discussed at the Annual General Meeting (AGM)	6
4.1. Examination, discussion and voting on the 2009 Annual Report, balance sheet and other financial statements referring to the 2009 fiscal year	6
4.2. Resolution on the Executive Board’s proposal for allocation of net income for the fiscal year of 2009 in the amount of R$ 1,026,433,358.09 - including profit sharing and the subsequent distribution of shareholder payments	7
4.3. Election of the members of the Fiscal Council due to the end of term in office	9
4.4. Determination of compensation of members of the Board of Directors and Fiscal Council	10
5. Information about the matters to be considered and discussed at an Extraordinary General Meeting (EGM)	10
5.1. Examination, discussion and vote on the proposal of the Executive Board to Increase the Capital of the Company	10
Annex (provided in Portuguese only)	13

Manual for participation in the
Annual General Meeting 2/13

1. Message from the Chairman of the Board of Directors

Dear Shareholder:

It is with immense pleasure that I present to you this Manual for Participation in the Annual General Meeting of the Companhia Paranaense de Energia – Copel, with general guidance for an effective participation and exercise of the vote.

This manual has been prepared based on Copel's Corporate Governance policy, which is founded on transparency and equity.

The manual aims to present, in a clear and brief fashion, the information related to the Company’s Annual General Meeting, seeking thereby to contribute for the understanding of the proposals for resolution and to encourage the participation of shareholders in the events of the annual corporate agenda of the Company.

Copel’s 55th Annual General Meeting (AGM) and the 178ª Extraordinary General Meeting (EGM) was called for April 27, 2010, at 2:30 pm, at the Company's headquarters at Rua Coronel Dulcídio nº 800, in the city of Curitiba.

The matters to be presented in the AGM for resolution of shareholders are described in the Call Notice and in this manual. In items 5 and 6 of this manual are specified the types of shares granting the right to vote on the item of the agenda. Given the current number of Company shareholders, this manual seeks to encourage and enable participation in the General Meetings.

The CEO, one representative of the Fiscal Council and one representative of the independent auditors will attend the General Meeting, who will be able to provide further clarification required on any matter included in the AGM/EGM’ s agenda.

Your participation is very important, considering that issues relevant to the Company are dealt with in the meetings.

Sincerely,

João Bonifácio Cabral Júnior
Chairman of the Board of Directors

Manual for participation in the
Annual General Meeting 3/13

2. Guidance For Participation In the Annual General Meeting

Copel’s shareholders may take part in the General Meeting by attending the meeting at the Company’s headquarters and voting, or by appointing a proxy to represent them, as described below.

2.1. Attending Shareholder

The shareholder wishing to take part in the General Meeting shall arrive a few minutes before the time indicated in the Call Notice and bear the following documents:

Identity card (RG), or Alien’s Identity Card (RNE), or Brazilian Driver’s License (CNH), or an accreditation card issued by an official professional organization.

Proof as Company shareholder issued by a depositary financial institution or a custodian agent or through the shareholding position issued by Copel.

2.2. Shareholder Represented by Proxy

The shareholder who is not able to attend the meeting and wishes to take part in the AGM may appoint a proxy with powers to represent him/her.

Pursuant Article 126, paragraph 1, of the Brazilian Corporation Law 6,404/1976, the proxy shall be a shareholder, lawyer or manager of the Company or of a financial institution/investment fund. The proxy shall have been appointed not more than one year before the date of the AGM.

The documents required are the following:

• Power of attorney with special powers for representation at Copel’s General Meeting, bearing a notarized signature of the grantee (shareholder);

• Bylaws or Articles of Incorporation and instrument of election/appointment of the managers in the event the grantee is a legal entity; and

• Proof of ownership of the shares issued by the Company, conferred by the depositary financial institution and/or custodian.

Note: the documents mentioned in the first and second items above shall be forwarded to Copel’s headquarters, Diretoria de Finanças, Relações com Investidores e de Controle de Participações, at Rua Coronel Dulcício nº 800 – 3rd floor, preferably 48 hours prior to the Meeting.

2.3. Holders of ADRs

The financial depositary institution of American Depositary Receipts (ADRs) in the United States, The Bank of New York Mellon, will send the powers of attorney to the holders of ADRs, so that they exercise their voting right at the AGM.

The participation shall take place through Banco Itaú, representative of The Bank of New York Mellon in Brazil.

Should there be any doubt concerning the AGM procedures and deadlines, please contact the Shareholders and Custody Department (Departamento de Acionistas e Custódia) at the telephone number (55 41) 3331-4269 or through the e-mail address acionistas@copel.com

Manual for participation in the
Annual General Meeting 4/13

3. Call Notice

ANNUAL AND EXTRAORDINARY SHAREHOLDERS’ MEETING CALL NOTICE

The Shareholders of Companhia Paranaense de Energia - COPEL are hereby summoned to the Annual and Extraordinary Shareholders’ Meeting, to be held at the Company’s headquarters, located at Rua Coronel Dulcídio no 800, Curitiba, at 2:30pm, on April 27, 2010, in order to deliberate on the following agenda:

ANNUAL SHAREHOLDERS’ MEETING

1. To analyze, discuss and vote on the 2009 Annual Report, as well as the balance sheet and other financial statements for fiscal year 2009;

2. To decide on the Executive Board’s proposal for the allocation of 2009 net income, in the amount of R$ 1,026,433,358.09 - including profit sharing and the subsequent distribution of shareholder payments in the amount of R$ 261.8 million, as follows:

a) Dividends, in the gross amount of R$ 19,458,820.97, to be paid as follows: R$ 0.06784 per common share (ON); R$ 0.12713 per class A preferred share (PNA); and R$ 0.07463 per class B preferred share (PNB); and
b) Interest on equity, replacing dividends, in the gross amount of R$ 230 million, R$ 168 million of which was declared and paid in advance on December 7, 2009, and the remaining R$ 62 million to be distributed as follows: R$ 0.21556 per common share (ON); R$ 0.85756 per class A preferred share (PNA); and R$ 0.23706 per class B preferred share (PNB);

3. Election of Fiscal Council members, due to the end of the term of office; and

4. Establishment of Management and Fiscal Council members’ compensation.

EXTRAORDINARY SHAREHOLDERS’ MEETING

1. To analyze, discuss and vote on the Executive Board’s proposal for the Company’s capital increase via the incorporation of capital reserves in the amount of R$838,339,894.32 and of retained earnings related to 2005, 2006 and part of 2007 in the amount of R$1,611,660,105.68, since the amounts have already been recorded under permanent assets, increasing the capital stock from R$4,460 million to R$6,910 million, and on the amendment to the caput of Article 4 of the Company’s Bylaws due to the capital increase and the exercise of the right set forth in paragraph 1 of Article 7 of the Company’s Bylaws, due to the conversion of class A preferred shares into class B preferred shares, at the request of the shareholders.

Note:
a) The documents related to the issues on the agenda, and Shareholders Participation Guide are available to shareholders at the Company’s headquarters; and
b) Powers of attorney for the Shareholders’ Meeting should be filed at Copel’s headquarters, with the Investor Relations Department, at Rua Coronel Dulcídio, 800, 3º andar, in Curitiba, up to 48 hours prior to the meeting;

Curitiba, March 24, 2010
João Bonifácio Cabral Júnior
Chairman of the Board of Directors

Publication

This Call Notice was published, pursuant to the Brazilian Corporation Law, in the Official Gazette of the State of Paraná and in the newspapers Gazeta do Povo and Diário Comércio, Indústria & Serviços de São Paulo, on March 26 - 29 -30, 2010 editions, being also available on the Company’s website (www.copel.com/ir).

Manual for participation in the
Annual General Meeting 5/13

4. Information on the matters to be examined and discussed at the Annual General Meeting (AGM)

Below, the Company’s Management presents some clarifications related to each item for resolution at the AGM for the exercise of a conscious vote.

4.1. Examination, discussion and voting on the 2009 Annual Report, balance sheet and other financial statements referring to the 2009 fiscal year

4.1.1. Clarifications

The Management accounts are prepared through the Annual Report as well as the Financial Statements prepared by Copel’s Executive Board.

The Annual Report has information on the macroeconomic scenario and the Company’s financial performance and operations, with comments on the year’s income statement main accounts, as well as information related to employees, social responsibility, capital market and corporate governance, among others.

On the other hand, the Financial Statements express the Company’s financial-economic situation and equity changes in the fiscal year. By analyzing the Financial Statements, it is possible to measure the equity situation, liquidity indexes, profitability level and the degree of indebtedness of the Company.

It is worth mentioning that the Company’s financial statements have been prepared pursuant to the accounting practices set forth by the corporate laws and the supplementary rules issued by the Brazilian Securities Commission (CVM). Copel’s Financial Statements mainly consolidate electric power companies and, accordingly, are presented in compliance with the recommendations of the specific legislation applied to the electric power public utility concessionaires.

The Annual Report and the Financial Statements have been approved by the Board of Executive Officers, the Audit Committee and the Board of Directors, and were subject to the opinion of the Fiscal Council, having thus been deemed adequate for submission to the shareholders.

Furthermore, the Company’s Financial Statements were audited and received a favorable opinion by the Company’s independent auditors, namely, Deloitte Touche Tohmatsu Auditores Independentes.

The analysis of the Fiscal Council and the opinions of the Fiscal Council and of the External Audit are attached to the Financial Statements.

4.1.2. Making information available

The Annual Report and the Financial Statements shall be published in the Official Gazette of the State of Paraná, in the newspaper Gazeta do Povo and Diário Comércio, Indústria & Serviços de São Paulo, on March

26 - 29 -30, 2010 editions, pursuant to the applicable laws, being also available at the Company’s headquarters, at BM&F Bovespa (Securities, Commodities and Futures Exchange), as well on Copel’s website (www.copel.com/ir).

4.1.3. Voting right

In item 1 of the agenda, only holders of common shares are entitled to vote.

Manual for participation in the
Annual General Meeting 6/13

4.2. Resolution on the Executive Board’s proposal for allocation of net income for the fiscal year of 2009 in the amount of R$ 1,026,433,358.09 - including profit sharing and the subsequent distribution of shareholder payments.

4.2.1. Clarifications

The allocation of net income consists in determining the portions of net income to be appropriated to the legal and statutory revenue reserves, or to be distributed.

The Company has been maintaining its policy for distribution of the minimum mandatory dividend set forth in the Bylaws (25% of net adjusted income), part of which as interest on own capital, based in annual proposals of the Executive Board, approved by the Board of Directors and the Annual General Meeting.

4.2.2. Allocation

4.2.2.1. Appropriation

From the 2009 fiscal year net income, calculated according to the Brazilian corporate law, in the amount of one billion, twenty-six million, four hundred and thirty-three thousand, three hundred and fifty-eight reais and nine cents (R$1,026.433.358,09) - corresponding to three reais and seventy-five cents (R$3.7508) per share of the paid-in capital stock - the Executive Board proposes the following appropriations:

fifty-three million, nine hundred and thirty-seven thousand, one hundred and sixty-four reais and sixty-two centavos (R$53,937,164.62), equivalent to 5% of the net income, for creating the Legal Reserve, in accordance with Article 38, item II, of the Bylaws;

a) R$ 51,321,667.90 (fifty one million, three hundred and twenty-one thousand six hundred and sixty-seven reais and ninety cents), equivalent to 5% of net income for the Legal Reserve, in accordance with Article 40, section II of the Bylaws;

b) R $ 230,000,000.00 (two hundred and thirty million reais) to pay interest on capital, of which R $ 168 million has already been declared and paid in advance on 07.12.2009, and the remaining R $ 62 million to be distributed as follows; R $ 0.21556 per common share , R$ 0.85756 per preferred share class A, and R $ 0.23706 per preferred share class B;

c) R $ 19,458,820.97 (nineteen million, four hundred fifty-eight thousand, eight hundred and twenty reais and ninety-seven cents), to complement the value of the mandatory minimum, in accordance with the provisions of Articles 192 and 202 of Law No 6404/76, Article 9 and its paragraph 7 of Law 9249 of 26.12.95, and in Article 6 and paragraphs of the Bylaws and in Article 40, section IV, paragraph 1;

d) R $ 725,652,869.22 (seven hundred twenty-five million, six hundred fifty-two thousand, eight hundred sixty-nine reais and twenty two cents), representing the remaining net profit for the year, as Retained Profit in accordance with the provisions of Article 196 of Law 6404/76, to ensure the investment program of the Company.;

Manual for participation in the
Annual General Meeting 7/13

The profit retention reserve seeks to meet the needs of the Company’s permanent assets funding program, pursuant to Article 196 of the Brazilian Corporation Law, and this reserve is established by retaining the remaining balance of the year’s net income after deduction of the legal reserve, interest on own capital and dividends.

Below, there is a breakdown of the appropriations proposed herein:

Net income for the year	1.026.433.358,090

Legal reserve (5%)	(51.321.667,90)

Interest on own capital	(230.000.000,00)

Dividends	(19.458.820,97)

Profit retention reserve for investments	(725.652.869,22)

4.2.2.2. Profit sharing as an instrument for capital and labor integration and as incentive to productivity:

Law 10,101, of December 19, 2000, regulates profit sharing, as an instrument for integration of capital and labor and as an incentive to productivity, pursuant to Article 7, item XI, of the Brazilian Constitution.

In order to comply with the referred to law and the specific Collective Bargaining Agreement, the Executive Board proposes the distribution, as profit sharing, of sixty-four million three hundred and fifty thousand, four hundred twenty-two reais and twenty-six cents (R$ 64.350.422,26) to be paid to the employees of the wholly-owned subsidiaries. This amount is recorded in the Financial Statements under caption Personnel Expenses, according to item 26.2 of the CVM/SNC/SEP directive release no.1, of February 14, 2007.

4.2.3. Management’s opinion

The Management of the Company considers that the propositions addressed herein are in compliance with the laws in force and the Bylaws and they fulfill the interests of the Company. For this reason, said propositions should be fully approved by the General Meeting.

4.2.4. Approvals

This matter was examined and approved by the Executive Board in its 1889th Meeting held on March 15, 2010, by the Board of Directors in its 128th Ordinary Meeting held on March 17, 2010 and, also, it received a favorable opinion from the Fiscal Council in its 336nd Meeting held on March 16, 2010.

4.2.5. Voting right

In this item 2, only holders of common shares are entitled to vote.

Manual for participation in the
Annual General Meeting 8/13

4.3. Election of the members of the Fiscal Council due to the end of term in office

4.3.1. Clarifications

Copel’s Fiscal Council operates on a permanent basis and its main duties are overseeing the managers’ acts, examining and giving an opinion on the Financial Statements and reporting its conclusions to the Company’s shareholders.

Pursuant to Article 31 of the Company’s Bylaws, the shareholders elect the members of the Fiscal Council for a unified term of office of one year, which, in the case of this Council, expires at the AGM of April 2009.

According to Brazilian Corporation Law 6,404/1976, for taking office, all members of the Fiscal Council shall sign a statement that they are not impeded by any crimes provided for by law from performing business activities, and they shall also execute the Investiture Instrument and the Instruments of Adhesion to the Policies for Disclosure of Material Information and Maintenance of Confidentiality and for Trading of Securities issued by Copel itself, set forth by CVM Instruction 358/2002, through which they undertake to comply with the rules therein.

4.3.2. Vacancies and voting right

Copel’s Fiscal Council comprises five sitting members and an equal number of alternate members, with re-election authorized, as follows:

a) three members and respective alternate members nominated by the State of Paraná (only holders of common shares have voting rights);

b) one member and respective alternate nominated by the minority holders of common shares - the election is carried out separately (controlling shareholders may not vote), and only the minority holders of common shares are entitled to vote. The candidate elected shall be the one who obtains the highest representative percentage of the capital stock of the Company, with no miminum limit; and

c) a member and alternate nominated by the holders of preferred shares - the election is separate (the controlling shareholders can not vote), the right to vote only the holders of preferred shares, considering the election of the candidate receiving the highest representing a percentage of shares of the Company, without limit

4.3.3. Nominations

Pursuant to CVM Instruction No. 481 of 7.12.2009, the shareholder must state the AGM, to fill the vacancies for which you are entitled to reelection:.

Membres
Osmar Alfredo Kohler
Heron Arzua
Wilson Portes
Alternates
Moacir José Soares
Maurílio Leopoldo Schmitt
Serafim Charneski.

Annex I: Item 12.6 to 12.10 of Reference Form

Manual for participation in the
Annual General Meeting 9/13

As the law does not make mandatory the early submission of the proposed names for election, the other shareholders may indicate in this General Assembly, their candidate during the examination of the subject, if they have the right to do so, according to the criteria specified in item 4.2.

4.4. Determination of compensation of members of the Board of Directors and Fiscal Council

4.4.1. Clarifications

Annually, the General Meeting shall determine the annual compensation of the Members of the Board of Directors and of the Audit Committee of the Company.

Traditionally, the policy and the percentages of compensation are set forth at the General Meeting, in accordance with the proposal presented by the majority shareholder, which include:

a) the maintenance, for the Executive Officers, of the same type of compensation already adopted by the Company;

b) to each of the sitting members of the Board of Directors and of the Fiscal Council, the monthly compensation of fifteen percent (15%) of the compensation which, on average, is assigned to each Executive Officer, including the 13th salary;

c) if a member of the Fiscal Council is at times replaced by his/her respective alternate member, the alternate member shall receive, in each month when the replacement occurs, the same compensation of the member, without affecting the compensation of the latter.

Annex II - Item 13 (Management Compensation)

4.4.2. Voting right

In this item 5, only holders of common shares are entitled to vote.

5. Information about the matters to be considered and discussed at an Extraordinary General Meeting (EGM)

The following are clarifications of the Company on each of the items to be subjected to resolution in the EGM to the exercise of conscious vote:

5.1. Examination, discussion and vote on the proposal of the Executive Board to Increase the Capital of the Company

5.1.1. Clarifications

In compliance with legal and statutory provisions and the existing shareholders' agreement, and considering that:

1. there are capital reserves and retained earnings still not capitalized;
2. the balance of legal reserve increased by the amount of capital reserves is limited to 30% (thirty percent) of the capital, as provided in article 193, paragraph one of the Law 6404/76;

Manual for participation in the
Annual General Meeting 10/13

3. any use of retained earnings is expected in the capital budget approved at the General Assembly, after being subjected to administrative bodies, as stipulated in Article 196, paragraph one of the Law 6404/76;
4. reserves of retained earnings for the financial years 2005, 2006 and 2007 were effectively used by the application of own resources in the investment programs;

the Executive Board decided to submit to the Board of Directors, intending to be brought to the General Meeting, a proposal to increase the share capital, amounting to R$ 2,450,000,000.00 (two billion four hundred and fifty million reais) by including capital reserves, at the amount R $ 838,339,894.32 (eight hundred thirty-eight million, three hundred and thirty-nine thousand eight hundred and ninety four reais and thirty-two cents) and, for retention of profits reserve, amount of R $ 1,611,660,105.68 (one billion, six hundred eleven million six hundred and sixty thousand, one hundred and five reais and sixty-eight cents).

In addition to meeting the legislation, this capitalization is being proposed because the deductions were established for the purpose of which values were applied in the investment program of the Company, discounted the third-party funds raised for this purpose, which actually happened, according to Attachment II, in the following years and amounts, respectively:

a) in 2007 – R$ 398.823.910,00
b) in 2008 – R$ 624.256.232,00
c) in 2009 – R$ 714.506.377,00
                    R$ 1.737.586.519,00

Thus, it is proposed that the capital be increased from R $ 4,460,000,000.00 (four billion, four hundred million reais) to R $ 6,910,000,000.00 (six billion, nine hundred and ten million reais).

Approved the proposal, this increase will be capitalized without changing the number of shares, as permitted by Article 169, paragraph one, of Law 6404/76 and therefore will set the text of the main clause of Article 4 of the Bylaws .

5.1.1.1. Adequacy of the main clause of Article 4 as a result of the increased capital and the exercise of prerogative under paragraph 1 of Article 7, both on the Company's Bylaws

Whereas according to the privilege provided for in paragraph 1 of Article 7 of the Bylaws of the Company, there was conversion of Preferred A shares in Preferred B shares, at the request of shareholders, and that this would also lead to adjustments in the main clause of Article 4, it is proposed that the same article, before these two settings, should read as follows:

Underwritten paid up capital is R $ 6,910,000,000.00 (six billion, nine hundred and ten million reais represented by 273,655,375 (two hundred seventy-three million, six hundred and fifty-five thousand, three hundred and seventy-five) shares, with no par value, composed of 145,031,080 (one hundred and forty-five million, thirty-one thousand and eighty) ordinary shares, and 128,624,295 (one hundred and twenty-eight million, six hundred and twenty-four thousand and two hundred and ninety-five) preferred shares, of which 394,801 (three hundred and ninety-four thousand eight hundred and one) shares are Class “A” shares and 128,229,494 (one hundred twenty-eight million, two hundred and twenty-nine thousand, four hundred and ninety four) shares are Class “B” shares.

Manual for participation in the
Annual General Meeting 11/13

5.1.2. Fiscal Council Opinion

The Fiscal Council of Companhia Paranaense de Energia - Copel, according to the legal and statutory provisions, examined the Proposal of the Executive Board to Increase the Capital of the Company and the adequacy of the main clause of Article 4, according to the privilege granted in paragraph 1 of Article 7, both on the Company's Bylaws. The proposal includes the capital increase of R$ 4,460,000,000.00 (four billion, four hundred million reais) to R$ 6,910,000,000.00 (six billion, nine hundred and ten million reais) through capitalization: I) the reserve capital "grants for investment," "tax incentives - Finam" and "Grant Account Results Compensation - CRC and II) capitalization of the reserve of retained profits of 2005 (0.02%) of the total retention of 2006, and part of the retention of 2007 (99.68%) for the purpose of rounding numbers, considering that these values have been used to implement the investment programs of the Company. In consequence, the Fiscal Council is of the opinion that the above proposal is in accordance with the legal and statutory provisions in force, and is therefore, is able to be submitted to and consequent determination of the stockholders.

5.1.3. Approvals

This matter was examined and approved by the Executive Board in its 1889th Meeting held on March 15, 2010, by the Board of Directors in its 128th Ordinary Meeting held on March 17, 2010 and, also, it received a favorable opinion from the Fiscal Council in its 336nd Meeting held on March 16, 2010.

5.1.4. Voting right

In this item 5, only holders of common shares are entitled to vote.

Manual for participation in the
Annual General Meeting 12/13

Annex (provided in Portuguese only)

Manual for participation in the
Annual General Meeting 13/13

COMPANHIA PARANAENSE DE ENERGIA CNPJ: 76.483.817/0001-20 Código CVM: 1431-1

INSTRUÇÃO CVM No 480, DE 7 DE DEZEMBRO DE 2009
FORMULÁRIO DE REFERÊNCIA

MANUAL FOR PARTICIPATION IN THE GENERAL ANNUAL MEETING
55TH ANNUAL GENERAL MEETING AND 128TH EXTRAORDINARY GENERAL MEETING
ANNEX I

12.6. For each of the Director, Alternate Director and Executive Offcer of the Issuer, state in table below:

Fiscal Council Composition

Name	Age	Ocupation	CPF/ National identification Number	Current Position	Election date	Inauguration date	Term of office	Other positions held in the Issuer	Nominated by the Issuer

Osmar Alfredo Kohler	56	Lawyer	000309539-87	Chairman	23/4/2009	23/4/2009	2009/2010	None	Yes

Wilson Portes	70	Economist	002925169-91	Member	23/4/2009	23/4/2009	2009/2010	None	Yes

Heron Arzua	71	Lawyer	000196829-72	Member	23/4/2009	23/4/2009	2009/2010	None	Yes

Moacir José Soares	64	Economist & Accountant	056582339-68	Alternate	23/4/2009	23/4/2009	2009/2010	None	Yes

Serafim Charneski	66	Accountant	017545649-68	Alternate	23/4/2009	23/4/2009	2009/2010	None	Yes

Maurílio Leopoldo Schmitt	61	Economist	059245619-68	Alternate	23/4/2009	23/4/2009	2009/2010	None	Yes

12.7. Provide the information specified in item 12.6 in respect of members of statutory committees, as well as audit committees, risk and financial compensation, even if such committees or structures are not statutory:

Not applied

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12.8. For each of the Directors and Fiscal Council Members, provide:

a. Curriculum

OSMAR ALFREDO KOHLER
DATE OF BIRTH: 11/11/1953

CURRENT POSITION:

Chairman of the Fiscal Council of Companhia Paranaense de Energia - Copel, elected by the 54th Ordinary General Meeting held on 23.04.2009, term of office 2009-2010;
Lawyer in the full exercise of the profession since 1963;
President of the Ethics and Discipline of the Ordem dos Advogados do Brasil - Paraná Seccional (Brazilian Bar Association – Parana Sectional), elected for the triennium 2004-2006 and re-elected for the triennium 2004-2009;
Attorney hired by the Municipality of Curitiba to support the rights and interests of the court in Federal Court and High Courts.

MAIN ACTIVITIES

Legal Adviser of Conselho de Engenharia, Arquitetura e Agronomia do Estado do Paraná - Crea-PR from 1967 to 1990.

EDUCATION

Bachelor in Law from Universidade Federal do Paraná (Federal University of Parana State) - 1962; Specialization in Civil Procedural Law at Universidade Católica de São Paulo (Catholic University of São Paulo) -1973.

b. Description of any of the following events that might had occurred during last 5 years:

    i. Any crimminal condemnation

    R.: None.

    ii. Any condemnation in CVM’s administrative process and penalties applied

    R.: None.

    iii. Any condemnation passed into adjudged, in the judicial or the administrative, that had discontinued the Member from his/her occupation or disqualified him/her for any professional or commercial activities

    R.: None.

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a. Curriculum

WILSON PORTES

DATE OF BIRTH: 21/04/1940

CURRENT POSITION

Member of the Fiscal Council of Companhia Paranaense de Energia - Copel, elected by the 54th Ordinary General Meeting of 23.04.2009, term of office 2009-2010;
Technical Director of Empresa Paranaense de Turismo – PARANATUR (Turism Company of Paraná State);
General Executive Officer and State Secretary (currently);
Head Officer of the Presidency and the Social Communication Officer of the Banco Regional de Desenvolvimento Econômico-Social – BRDE (Regional Bank of Economic and Social Development); Parse’s liquidator

MAIN ACTIVITIES

Empresa Paranaense de Turismo - PARANATUR;
Secretary of State for Social Communication of the Government of Paraná.

EDUCATION

Economics from Universidade Federal do Paraná (Federal University of Paraná) - 1966;
Journalism from the Universidade Tuiuit do Paraná (Tuiuti University of Paraná ) -2004

b. Description of any of the following events that might had occurred during last 5 years:

     i. Any crimminal condemnation

     R.: None.

     ii. Any condemnation in and CVM’s administrative process and penalties applied

     R.: None.

     iii. Any condemnation passed into adjudged, in the judicial or the administrative, that had discontinued the Member from his/her occupation or disqualified him/her for any professional or commercial activities

     R.: None.

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a. Curriculum

HERON ARZUA

DATE OF BIRTH: 14.06.1939
CURRENT POSITION
Member of the Fiscal Council of Companhia Paranaense de Energia - Copel, elected by the 54th Ordinary General Meeting of 23.04.2009, term of office 2009-2010;

MAIN ACTIVITIES

Public:
Tax Assessor of the Department of Finances of the State of Paraná -1967;
Member of the Tax Reform Commission of the Ministry of Finance - 1968;
General Attorney of the Municipality of Curitiba - 1972-78;
General-Attorney of National Finances, Brasília - 1979-80;
Counselor of OAB-PR (Brazilian Bar Association – Paraná State) - 1984-85;
Secretary of Finances of Paraná - 1991-94;
President of the Ethics and Discipline of OAB-PR (Brazilian Bar Association – Paraná State) - 1999-2000.

Private:

Lawyer in Curitiba.
Counsel of the Commercial Association of the State of Paraná. Lecturer in seminars on Tax Law;
Author of books and articles on tax and financial matters - Revista de Direito Tributário –SP e Revista Dialética de Direito Tributário (Tax Law Magazine & Dialectic Journal of Tax Law);
Member of the Brazilian Delegation in International Seminars of Tax Law - Mexico City (1974); Jerusalem (1978), Rio de Janeiro (1979), Copenhagen (1979), Palma de Maiorca (1989), Caracas (1992), Colonia del Sacramento (1994), Geneva (1996) e Austin, Texas (1996);

EDUCATION

Bachelor of Laws of Universidade Federal do Paraná (Federal University of Paraná) – 1962;
Postgraduate degree in Law, Tax Policy and Administration of Fundação Getúlio Vargas, Rio – 1967;
Internship at Ministry of Finance of France, Paris – 1969;
Specialist in Tax Law at Pontifical Catholic University in São Paulo (PUC-SP) – 1972;
Specialization Course in Administrative Law at Pontifical Catholic University – Parana State– (PUC-PR) – 1972.

b. Description of any of the following events that might had occurred during last 5 years:

     i. Any crimminal condemnation

     R.: None.

     ii. Any condemnation in and CVM’s administrative process and penalties applied

     R.: None.

     iii. Any condemnation passed into adjudged, in the judicial or the administrative, that had discontinued the Member from his/her occupation or disqualified him/her for any professional or commercial activities

     R.: None.

Página 4 de 8

a. Curriculum

MOACIR JOSÉ SOARES

DATE OF BIRTH: 18.04.1946

CURRENT POSITION
Alternate Member of the Fiscal Council of Companhia Paranaense de Energia - Copel, elected by the 54th Ordinary General Meeting of 23.04.2009, term of office 2009-2010;

MAIN ACTIVITIES

Professor of Accounting – Federal University of Paraná;
Vice-Coordinator of the Undergraduate Accounting - (1998 e 1999);
Supervised Advisor - Undergraduate Accounting Course;
Accountant, Economist;
Independent Auditor and Expert

EDUCATION

Bachelor in Economics - Universidade Federal do Paraná (Federal University of Paraná);
Bachelor in Accounting - Universidade Federal do Paraná (Federal University of Paraná);
Expertise in Controlling and Accounting - Universidade Federal do Paraná (Federal University of Paraná);
Windows Training Course - OPET Profissional Education;
Balance Analysis -
Análise de Balanços - Associação Comercial do Paraná (Parana State Chamber of Commerce);
Income Tax Applied to Business - Associação Comercial do Paraná (Parana State Chamber of Commerce);
Capital Markets - Banco de Desenvolvimento do Estado do Paraná– BADEP (Development Bank of Paraná State);
Comments to the New Income Tax Regulation - Instituto Direito Tributário – PR (Institute of Tax Law – Parana State).

b. Description of any of the following events that might had occurred during last 5 years:

      i. Any crimminal condemnation

      R.: None.

      ii. Any condemnation in CVM’s administrative process and penalties applied

      R.: None.

      iii. Any condemnation passed into adjudged, in the judicial or the administrative, that had discontinued the Member from his/her occupation or disqualified him/her for any professional or commercial activities

      R.: None.

Página 5 de 8

a. Curriculum

SERAFIM CHARNESKI

DATE OF BIRTH: 17.12.1943
CURRENT POSITION
Alternate Member of the Fiscal Council of Companhia Paranaense de Energia - Copel, elected by the 54th Ordinary General Meeting of 23.04.2009, term of office 2009-2010;

MAIN ACTIVITIES
Technical of External Control of the Account Court of Parana State, until 2001, when and where he retired;
Participant in various courses, seminars, refresher courses and lectures on the Control of Public Accounts;
Member of various committees of special inspection conducted by the Court in several state agencies.

EDUCATION

Bachelor in Accounting - Universidade Federal do Paraná (Federal University of Paraná) -1971.

b. Description of any of the following events that might had occurred during last 5 years:

      i. Any crimminal condemnation

      R.: None.

      ii. Any condemnation in CVM’s administrative process and penalties applied

      R.: None.

      iii. Any condemnation passed into adjudged, in the judicial or the administrative, that had discontinued the Member from his/her occupation or disqualified him/her for any professional or commercial activities

      R.: None.

Página 6 de 8

a. Curriculum

MAURILIO LEOPOLDO SCHMITT

DATE OF BIRTH: 13.09.1949

CURRENT POSITION
Alternate Member of the Fiscal Council of Companhia Paranaense de Energia - Copel, elected by the 54th Ordinary General Meeting of 23.04.2009, term of office 2009-2010;
Head of Economic Department of the Federation of Industries of Paraná State (since 1977);
Consultant of Economy and Taxation of the Federal Chamber of Commerce of Parana State- (since 1988);
Economic Adviser in the Union of Construction Industry of Parana State - (since 1981);
Advisor to the President of the Chamber of Commerce of São Paulo- (since 1998);
Member of the Board of Contributors of the Municipality of Curitiba - (since 1979);
Alternate Member of the 7th House from the 1st Board of Contributors of the Ministry of Finance - (since 1996); e
President of Rotary Club of Curitiba-North - (2002-2003).

MAIN ACTIVITIES
Assistant Professor in the course of Economics of Universidade Federal do Paraná (Federal University of Parana) - 1975-1994;
Management consultant;
Technical Adviser at Secretary of Finances of Paraná State - 1991-1994;
Board Member of the National Coordination of the Pastoral of the Child, an organization of social action CNBB, and publication of articles on economics, finance and taxes

EDUCATION
Economist - Universidade Federal do Paraná (Federal University of Paraná) -1972;
Participation in several courses in the area of scholarship and the field of law and tax policy.

b. Description of any of the following events that might had occurred during last 5 years:

     iv. Any crimminal condemnation

     R.: None.

     v. Any condemnation in CVM’s administrative process and penalties applied

     R.: None.

     vi. Any condemnation passed into adjudged, in the judicial or the administrative, that had discontinued the Member from his/her occupation or disqualified him/her for any professional or commercial activities

     R.: None.

Página 7 de 8

12.9. Inform the existence of marital relationship, marriage or stable relationship up to the second degree between:

a. Directors of the Issuer:

     R.: None.

b. (i) Directors of the Issuer and (ii) Directors of direct or indirect controlled companies from the Issuer:

     R.: None.

c. (i) Director of the Issuer or direct or indirect controlled companies and (ii) direct or indirect executive personnel from the Issuer:

     R.: None.

d. (i) Executive personnel from the issuer and (ii) Managers of the direct and indirect controlled companies from the Issuer:

     R.: None.

12.10. Report on reporting relationships, service delivery or control maintained in the past 3 fiscal years, between the Issuer and administrators and:

a. Controlled company, directly or indirectly, by the Issuer:

     R.: None.

b. Direct or indirect controller of the Issuer:

     R.: None.

c. whenever relevant, supplier, customer, debtor or creditor of the Issuer, its subsidiary or controlling or controlled in some of these people

d.  R.: None.

12.11. Describe the provisions of any agreements, including insurance policies, providing for the payment or reimbursement of expenses incurred by the directors of the repair of damage to third parties or the issuing of penalties imposed by state agents, or agreements with the goal closing administrative or judicial proceedings, in the exercise of their functions

     R.: Civil liability insurance of commercial companies to directors, officers and executive directors D & O - Directors & Officers, employed by the Company.

12.12. Supply any other information the Issuer finds relevant:

     R.: None.

Página 8 de 8

COMPANHIA PARANAENSE DE ENERGIA Corporate Taxpayers’ ID: 76.483.817/0001-20 Brazilian Securities Commission Number: 1431-1

CVM INSTRUCTION 480 OF DECEMBER 7, 2009
REFERENCE FORM

ANNEX II TO THE MANUAL FOR PARTICIPATION AT THE
55th ANNUAL GENERAL MEETING AND 178th EXTRAORDINARY GENERAL MEETING

13. Management compensation

13.1. Describe the company’s policies or practices for the compensation of members of the Board of Directors, Statutory and Non-Statutory Executive Board, Fiscal Council, Statutory Committees, as well as Audit, Risk, Financial and Compensation Committees, with regard to the following aspects:

a. objectives of the policy or practice of compensation

b. compensation structure, indicating:

   i. description of the compensation components and the objectives of each

   ii. the proportion of each component in the overall compensation

   iii. calculation and adjustment methods used for each component

   iv. reasons for the compensation components

c. key performance indicators taken into consideration when determining each compensation component

d. how compensation is structured as to reflect the evolution of performance indicators

e. how the compensation policy or practice is aligned with the company’s interest in the short, medium and long terms

f. existence of compensation borne by subsidiaries, controlled companies or direct or indirect controlling shareholders

g. existence of any compensation or benefit connected with the occurrence of a certain corporate event such as the sale of corporate control

13.1 R: The Annual General Meeting, in accordance with article 152 of Law 6,404/76, defines annual compensation of Copel’s Directors and Fiscal Council members, including payroll charges, usually considering the compensation paid in the previous fiscal year plus the period’s accumulated monetary adjustment and, eventually, real gains.

In 2010, pursuant to item 1, Article 12 of CVM Instruction 481/2009, we would like to inform that the Majority Shareholder should propose an overall annual limit of R$ 7,600,000.00, including payroll charges.

The General Meeting should propose that, of the overall annual compensation, including payroll charges, 79.7% go to the Executive Board, 11.8% to the Board of Directors, and 8.5% to the Fiscal Council.

Page 1 de 12

Each member of the Board of Directors and the Fiscal Council receives monthly compensation in accordance with the clause 3, Article 162 of the Brazilian Law of Corporations, equal to 15% (fifteen per cent) of the average compensation of an Executive Board member, including the 13th salary.
Pursuant to Article 11 of State Decree 6,343, of September 18, 1985, the employees’ representative on the Board of Directors does not receive any compensation.
In the case of replacement of a Fiscal Council member by their respective alternate, the latter shall receive compensation equal to that of the replaced member for each month that he/she serves in place of the sitting member, without any loss in compensation.

13.2. Regarding compensation booked in the last 3 fiscal years and the estimated compensation for the current year, paid to the Board of Directors, Statutory Executive Board and the Fiscal Council, elaborate table with the following contents:

a. body

b. number of members

c. compensation divided into:

   i. fixed annual compensation, divided into:

      • salary or pro-labore

      • direct and indirect benefits

      • compensation for participating in committees

      • other

   ii. variable compensation, divided into:

      • bonus

      • profit sharing

      • compensation for participating in meetings

      • commissions

      • other

   iii. post-employment benefits

   iv. termination benefits

   v. share-based compensation:

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d. amount, by body, of compensation paid to the Board of Directors, Statutory Executive Board and Fiscal Council

e. total compensation paid to the Board of Directors, Statutory Executive Board and Fiscal Council

13.2.a Executive Board

13.2.b Number of Members	13.2.c.i Fixed annual compensation (with payroll charges)	2008	2009	2010

2008 = 7 2009 = 8 2010 = 8	Salary	4,639,177.96	5,643,743.35	6,021,089.01

	Direct and indirect benefits	None	None	None

	Compensation for participating in committees	None	None	None

	Other	None	None	None

	13.2.c.ii Variable compensation	None	None	None

	13.2.c.iii Post- employment benefits	None	None	None

	13.2.c.iv Termination Benefits	None	None	None

	13.2.c.v Share- based compensation	None	None	None

13.2.a Board of Directors

13.2.b Number of Members	13.2.c.i Fixed annual compensation (with payroll charges)	2008	2009	2010

9 (Note: a) 3 board members do not receive compensation; b) the compensation of board members excludes amounts paid to 3 who are members of the Audit Committee, that receive 12 bonus per year, amounting RS	Salary	600,307.33	715,665.44	716,221.34

	Compensation for participating in committees	None	None	None

	Direct and indirect benefits	None	None	None

	Compensation for participating in committees (Audit Committee)	108,000.00	180,000.00	180,000.00

	Other	None	None	None

Page 3 de 12

R$ 3,000.00 for 2008 and R$ 5,000.00 for both 2009 and 2010)	13.2.c.ii Variable compensation	None	None	None

	13.2.c.iii Post- employment benefits	None	None	None

	13.2.c.iv Termination benefits	None	None	None

	13.2.c.v Share- based compensation	None	None	None

13.2.a Fiscal Council

13.2.b Number of Members	13.2.c.i Fixed annual compensation (with payroll charges)	2008	2009	2010

10 (5 members and 5 alternates Alternate members only receive compensation if called to a meeting)	Salary	567,802.50	510,643.86	639,901.34

	Compensation for participating in committees	None	None	None

	Direct and indirect benefits	None	None	None

	Compensation for participating in committees	None	None	None

	Other	None	None	None

	13.2.c.ii Variable compensation	None	None	None

	13.2.c.iii Post- employment benefits	None	None	None

	13.2.c.iv Termination benefits	None	None	None

	13.2.c.v Share- based compensation	None	None	None

13.2.d Amount, per body, of compensation (with payroll charges, excluding amounts participating in committees)
Body	2008	2009	2010
Executive Board	4,639,177.96	5,643,743.35	6,021,089.01
Board of Directors	600,307.33	715,665.44	716,221.34
Fiscal Council	567,802.50	644,864.32	639,901.34

13.2.e Total compensation (with payroll charges)
Bodies	2008	2009	2010
Executive Board + Board of Directors + Fiscal Council	5,915,287.79	7,184,2730.11	7,557,211.70

Page 4 de 12

13.3. Regarding the variable compensation during the last 3 fiscal years and the estimated variable compensation for the current year, paid to the Board of Directors, Statutory Executive Board and Fiscal Council, elaborate table with the following contents:

a. body

b. number of members

c. regarding bonuses

   i. minimum amount in the compensation plan

   ii. maximum amount in the compensation plan

   iii. amount in the compensation plan if the established goals are met

   iv. amount registered in the results of the last 3 years

d. regarding profit sharing

   i. minimum amount in the compensation plan

   ii. maximum amount in the compensation plan

   iii. amount in the compensation plan if the established goals are met

   iv. amount registered in the results of the last 3 years

13.3 R: Non applicable.

13.4. Regarding the share-based compensation plan for the Board of Directors and of Executive Board in effect last fiscal year and estimated for the current year, describe:

a. general terms and conditions

b. key plan objectives

c. how the plan contributes to these objectives

d. how the plan fits with the company’s compensation policy

e. how the plan aligns the management's interests with the company’s in the short, medium and long term

f. maximum number of shares covered

g. maximum number of options to be granted

Page 5 de 12

h. conditions for acquisition of shares

i. criteria for fixing the acquisition or strike price

j. criteria for fixing the exercise deadline

k. settlement method

l. share transfer restrictions

m. criteria or events that, if proved, will lead to the suspension, alteration or termination of plan

n. effects of the manager’s departure from the company on his/her rights under the share-based compensation plan

13.4 R: Non applicable.

13.5. Inform the number of shares or quotas held by members of the Board of Directors, Statutory Executive Board, or Fiscal Council, either directly or indirectly, in Brazil or abroad, and other securities convertible into shares or quotas, issued by the company, its direct or indirect controllers, parent companies or companies under common control, grouped by body, as of the closing of the last fiscal year.

13.5 Executive Board
Name	Number of shares	Position
Rubens Ghilardi	0	Chief Executive and Administrative Officer and member of Board of Directors
Paulo Roberto Trompczynski	0	Chief Legal Officer
Ronald Thadeu Ravedutti	1	Chief Distribution Officer
Luiz Antonio Rossafa	100	Chief Engineering Officer
Raul Munhoz Neto	1	Chief Power Generation and Transmission and Telecommunications Officer
Antonio Rycheta Arten	0	Chief Financial, Investor Relations and External Stockholding Officer
Marlene Zannin	0	Chief of Environment and Corporate Citizenship Officer
13.5 Board of Directors
Name	Number of shares	Position
João Bonifácio Cabral Júnior	1	Chairman of the Board
Rubens Ghilardi	1	Member of the Board and Chief Executive and Administrative Officer
Jorge Michel Lepeltier	1	Member

Page 6 de 12

Rogério de Paula Quadros	1	Member
Laurita Costa Rosa	1	Member
Munir Karam	1	Member
Luis Antonio Rodrigues Elias	1	Member
Nilton Camargo Costa	1	Member
13.5 Fiscal Council
Name	Number of shares	Position
Osmar Alfredo Kohler	0	Chairman of the Fiscal Council
Wilson Portes	0	Member
Heron Arzua	0	Member
Moacir José Soares	0	Alternate Member
Serafim Charneski	0	Alternate Member
Maurílio Leopoldo Schimtt	0	Alternate Member
Márcio Luciano Mancini	0	Member
Beatriz Oliveira Fortunato	0	Alternate Member
Alexandre Luiz Oliveira de Toledo	0	Member
Cássio Martins Camargo Penteado Junior	0	Alternate Member

13.6. Regarding the share-based compensation booked in the results of the last 3 years and the estimated compensation for the current year, for the Board of Directors and the Statutory Executive Board, elaborate table with the following contents:

a. body

b. number of members

c. for each share option granted

    i. date granted

    ii. number of options granted

    iii. vesting period

    iv. deadline for exercising the options

    v. period of restriction on share transfer

    vi. weighted average strike price of each of the following groups of options:

        • open at the beginning of the year

        • lost during the year

Page 7 de 12

        • exercised during the year

        • expired during the year

d. fair value of shares on grant date

e. potential dilution if all granted options are exercised

13.6 R: Non applicable.

13.7. Regarding the Board of Directors and Statutory Board’s open stock options at the end of last year, elaborate table with the following contents:

a. body

b. number of members

c. regarding options not yet exercised

    i. number

    ii. date for the vesting period end

    iii. deadline for exercising options

    iv. period of restriction on share transfer

    v. weighted average strike price

    vi. fair value of options on the last day of the year

d. regarding exercisable options

    i. number

    ii. end of vesting period

    iii. period of restriction on share transfer

    iv. weighted average strike price

    v. fair value of options on the last day of the year

    vi. fair value of all the options on the last day of the year

13.7 R: Non applicable.

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13.8. Regarding options exercised and shares delivered as share-based compensation for the Board of Directors and the Statutory Executive Board during the last 3 years, elaborate table with the following contents:

a. body

b. number of members

c. regarding exercised options, please inform:

   i. number of shares

   ii. weighted average strike price

   iii. total difference between exercised value and market value of shares related to options exercised

d. for shares delivered given, inform:

   i. number of shares

   ii. weighted average acquisition price

   iii. total difference between purchase value and market value of the acquired shares

13.8 R: Non applicable.

13.9. Brief description of the information necessary to understand the data in items 13.6 to 13.8, such as an explanation of the methods used for pricing shares and options, indicating at least:

a. pricing model

b. dates and premises used in the pricing model, including the weighted average price of shares, strike price, expected volatility, expiry of the option, dividends expected and risk-free interest.

c. method used and premises made to incorporate the expected effects of early exercise

d. manner of determining the expected volatility

e. was any other characteristic of the option incorporated in calculating its fair value

13.9 R: Non applicable.

13.10. Provide the following information on pension plans in effect for members of the Board of Directors and Executive Board:

a. body

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b. number of members c. name of the plan

d. number of managers with the conditions to retire

e. conditions for early retirement

f. updated amount of the contributions to pension plan at the end of the year, excluding the contributions directly made by the managers

g. total value of contributions to pension plan made last year, excluding the contributions directly made by the managers

h. if there is the possibility of early redemption and its conditions

PENSION PLANS – PLANS I and II, PLAN III

13.10a to h.

EXECUTIVE BOARD– 7 members

Name	Date Included	Plan	Age	Current Situation	Benefit Date	Benefit	Savings Amount

RUBENS GHILARDI	Aug/1/1972	Complementary	69	Retired	Dec/28/1991	receives

ANTONIO RYCHETA ARTEN	May/5/2008	Plan III	54	Active	59 yrs. 6 m.	option	123,600.35

RONALD THADEU RAVEDUTTI	Aug/10/1972	Complementary	59	Retired	Jul/1/1997	receives

RAUL MUNHOZ NETO	Jun/16/1982	Plan III	66	Active/Related	66 yrs.	option	990,613.16

PAULO ROBERTO TROMPCZYNSKI	no	no	0

LUIZ ANTONIO ROSAFA	no	no	0

MARLENE ZANNIN	Aug/6/2009	Plan III	54	Active	58 yrs. 11 m.	option	43,760.97

BOARD OF DIRECTORS

8 members

JOÃO BONIFÁCIO CABRAL JUNIOR	no	no

RUBENS GHILARDI	Aug/1/1972	Complementary	69	Retired	Dec/28/1991	receives

JORGE MICHEL LEPELTIER	no	no

LAURITA COSTA ROSA	no	no

LUIZ ANTONIO RODRIGUES ELIAS	no	no

NILTON CAMARGO COSTA (elected by employers)	Jun/20/1986	Plan III	48	Active	55 yrs	option	424,783.83

ROGÉRIO DE PAULA QUADROS	no	no

MUNIR KARAM	no	no

NOTE: Item H: after leaving the company, the participant can redeem 100% of his contributions

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13.11. Indicate, in table form, for the last 3 fiscal years, for the Board of Directors, Statutory Executive Board and Fiscal Council:

a. body

b. number of members

c. highest individual compensation

d. lowest individual compensation

e. average individual compensation

Compensation

13.11 .a Body	13.11.b Number of Members	13.11.c Highest individual compensation			13.11.d Lowest individual compensation			13.11.e Average individual compensation

		2008	2009	2010	2008	2009	2010	2008	2009	2010

Executive Board	8	35,287.32	37,948.52	39,637.23	32,079.63	34,498.33	36,033.61	32,614.33	34,991.30	36,484.06

Board of Directors	9 (only 6 receive)	4,892.15 (same for all members)	5,248.70 (same for all members)	5,472.61 (same for all members)	4,892.15 (same for all members)	5,248.70 (same for all members)	5,472.61 (same for all members)	4,892.15 (same for all members)	5,248.70 (same for all members)	5,472.61 (same for all members)

Fiscal Council	10 (5 members and 5 alternates) (Alternate members only receive compensation if called to a meeting )	4,892.15 (same for all members)	5,248.70 (same for all members)	5,472.61 (same for all members)	4,892.15 (same for all members)	5,248.70 (same for all members)	5,472.61 (same for all members)	4,892.15 (same for all members)	5,248.70 (same for all members)	5,472.61 (same for all members)

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13.12. Describe contractual arrangements, insurance policies or other instruments containing mechanisms for compensation or indemnification of the managers in case of removal from the position or retirement, indicating the financial consequences for the issuer

13.12 R: Non applicable.

13.13. In the last 3 years, indicate the percentage of total compensation for each body recognized in the payer's results relating to the members of the Board of Directors, Statutory Board of Executive Officers or Fiscal Council that are related parties to the direct or indirect controlling shareholders, as defined by the accounting rules governing this matter

13.13 R: Non applicable.

13.14. In the last 3 years, indicate the amounts paid to members of the Board of Directors, statutory Executive Board or Fiscal Council, grouped by body, for any reason other than the position held, such as commissions and consulting or advisory services

13.14 R: Non applicable.

13.15. In the last 3 years, indicate the amounts recognized in the results of the direct and indirect controlling shareholders, companies under common control and subsidiaries of the company, as compensation of the members of the Board of Directors, Statutory Board of Executive Officers, grouped by body, specifying why these amounts were assigned to these individuals.

13.15 R: Non applicable.

13.16. Provide any other relevant information

13.16 R: Non applicable.

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 08, 2010

COMPANHIA PARANAENSE DE ENERGIA – COPEL

By:	/S/ Rubens Ghilardi
Rubens Ghilardi CEO

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.